May 11, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Brian R. Cascio, Accounting Branch Chief

Re:	Boston Scientific Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed on February 17, 2011
File No. 001-11083

Ladies and Gentlemen:

Boston Scientific Corporation (“BSC” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 28, 2011, related to the above referenced filing (the “Filing”).

In this response letter, we have recited the Staff's comments in italicized, bold type, and have followed each comment with the Company's response.

Form 10-K for the Fiscal Year Ended December 31, 2010
Management's Discussion and Analysis
Liquidity and Capital Resources, page 64.

1.
We refer to your disclosure on page 122 that you have unremitted earnings of your foreign subsidiaries that are indefinitely reinvested in your foreign operations. If significant to an understanding of your liquidity, please clarify the amount of cash, cash equivalents and investments held outside of the U.S. in future filings. Additionally, to the extent material, please describe any significant amounts that may not be available for general corporate use related to the cash, cash equivalents and investments held by foreign subsidiaries where you consider earnings to be indefinitely reinvested. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

In response to the Staff's comment, we respectfully provide the following supplemental information. As of December 31, 2010, the Company had $213 million of cash and cash equivalents on hand of which $178 million was held outside the United States. As noted in the MD&A discussion of Liquidity and Capital Resources on page 64, the Company had full access to a $2 billion revolving credit facility. In addition, the Company had access to $350 million in accounts receivable securitizations for a total of $2.563 billion of liquidity as of December 31, 2010. The Company also generates significant amounts of cash from its operating activities. Furthermore, there were no significant amounts which were not available for general corporate use related to the cash, cash equivalents and investments held by foreign subsidiaries whose earnings are considered to be indefinitely reinvested as substantially all of such earnings have been reinvested in non-liquid assets. Accordingly, we do not believe that the amount of cash, cash equivalents and investments held outside of the U.S. is significant to an understanding of our liquidity. If the amounts held outside of the U.S. become significant to an understanding of our liquidity we will disclose such amounts in future filings.

Financial Statements
Note K, Income Taxes, page 120

2.
We note your disclosures on page 122 that it is not practical to estimate the amount of income taxes payable on the earnings that are indefinitely reinvested in foreign operations. With a view towards disclosure in future filings, please tell us why it is not practical to estimate the income taxes payable on these earnings.

We respectfully submit that it is not practicable to estimate the income taxes payable on our earnings that are indefinitely reinvested in foreign operations as there is significant uncertainty with respect to the tax impact of the remittance of these earnings. Substantially all of the unremitted earnings of our foreign subsidiaries have been reinvested in non-liquid assets. Accordingly, estimating the income taxes payable would require that we determine the local income tax consequence of hypothetical transactions to divest or otherwise monetize a portion of our international businesses, which would involve significant judgment as to which assets to divest, the structure of the divestiture transactions and the potential value of the divested assets. Significant judgment would also be required to analyze any additional local withholding taxes and other indirect tax consequences that may arise due to the distribution of these earnings. Furthermore, due to the fact that dividends received from our foreign subsidiaries would generate additional foreign tax credits which could ultimately reduce the U.S. tax cost associated with a distribution of our reinvested earnings, we would need to estimate the amount of such credits and make significant judgments regarding whether such credits could be realized.

We respectfully submit that these reasons make it impractical to accurately estimate the amount of income taxes payable on our earnings that are indefinitely reinvested in foreign operations, particularly in light of the fact that, as noted in our prior response, we have no intention of distributing these unremitted non-liquid earnings.

BSC acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the Staff finds our responses to be reasonable and responsive to the Staff’s comments. The Staff should not hesitate to contact me directly at (508) 652-5297 with any questions or comments. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (508) 650-8638.

Very truly yours,

Boston Scientific Corporation

/s/ Jeffrey D. Capello
Jeffrey D. Capello
Executive Vice President and Chief Financial Officer